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08031449

UNITI
SECURITIES AND EX...
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

Panora (City) Iowa (State) 50216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jody Babcock 877 886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive St 800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

PROCESSED
APR 25 2008 E
THOMSON REUTERS

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jody Babcock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

11-24-09

Jody Babcock
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

Years Ended December 31, 2007 and 2006

Brokers International Financial Services, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Brokers International Financial Services, LLC
Panora, IA

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the Company), as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 25, 2008

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31

Assets	**2007**	**2006**
Cash and cash equivalents	$200,032	$292,232
Commissions and concessions receivables	33,244	12,632
Accounts receivables	6,335	867
Due from Officer	60,000	0
Prepaid expenses	19,867	30,879
Office Furniture and equipment, net of accumulated depreciation of $3,687 and $1,229 in 2007 and 2006, respectively	12,231	13,137
Other Assets	1,715	1,845
Total Assets	$333,424	$351,592

Liabilities and Member's Equity

Liabilities		
Commissions and concessions payable	$92,039	$11,027
Accounts payable	33,521	19,789
Deferred Revenue	6,012	0
Accrued compensation	11,428	37,371
Accrued 401(k)	0	2,817
Due to parent	5,218	15,858
Total Liabilites	$148,218	$86,862
Member's Equity		
Capital Contributions	1,243,643	813,643
Accumulated Deficit	-1,058,437	-548,913
Total Member's Equity	185,206	264,730
Total liabilities and member's equity	$333,424	$351,592

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Operations

Years Ended December 31

		2007	2006
Revenues			
	Commissions	931,693	54,520
	Interest	392	662
	Other	77,780	10,367
	Total revenues	$ 1,009,865	$ 65,549
Expenses			
	Commissions	769,398	46,230
	Employee compensation and benefits	495,420	296,229
	Licensing, registration and education	75,748	54,309
	Occupancy and equipment expense	33,039	12,995
	Legal and professional	29,754	84,651
	General and administrative	86,737	100,198
	Advertising and publications	2,292	2,503
	Travel and entertainment	24,663	7,103
	Other	2,338	1,331
	Total expenses	$ 1,519,389	$ 605,549
Net Loss		$ (509,524)	$ (540,000)

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

Years Ended December 31, 2007 and 2006

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2006	$ 18,643	$ (8,913)	$ 9,730
Capital contributions	795,000	0	795,000
Net loss	0	(540,000)	(540,000)
Balance at December 31, 2006	$ 813,643	$ (548,913)	$ 264,730

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at December 31, 2006	$ 813,643	$ (548,913)	$ 264,730
Capital contributions	430,000	0	430,000
Net loss	0	(509,524)	(509,524)
Balance at December 31, 2007	$ 1,243,643	$ (1,058,437)	$ 185,206

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net loss	$ (509,524)	$ (540,000)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	2,587	1,315
Changes in assets and liabilities		
Commissions and concessions receivable	(20,612)	(12,632)
Accounts receivable	(5,468)	(867)
Prepaid expenses	11,012	(30,879)
Other assets	-	(1,931)
Commissions and concessions payable	81,012	11,027
Accounts payable	13,732	19,520
Deferred Revenue	6,012	
Accrued compensation	(25,943)	37,371
Accrued 401(k)	(2,817)	2,817
Due to parent	(10,640)	15,858
Net cash used for operating activities	(460,649)	(498,401)
Cash Flows Used For Investing Activities		
Capital expenditures	(1,551)	(14,367)
Due from Officers	(60,000)	-
Net cash used for investing activities	(61,551)	(14,367)
Cash Flows Used For Financing Activities		
Capital contributions	430,000	795,000
Net Increase (Decrease) in Cash and Cash Equivalents	(92,200)	282,232
Cash and Cash Equivalents at Beginning of Year	292,232	10,000
Cash and Cash Equivalents at End of Year	$200,032	$292,232
Cash payments for interest	$0	$0
Cash payments for income taxes	$0	$0

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Municipal Securities Rulemaking Board. Brokers International Financial Services, LLC, provides product sales and client service functions to retail investment clients, investing in Mutual Funds, 529 Plans, and Variable Products by application. Product mix is 46% mutual funds and 54% in variable products. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Brokers International Financial Services, LLC was approved as a full-service non-custodial Broker Dealer on June 4, 2007. At that time, Brokers International Financial Services, LLC contracted with Pershing, LLC to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The fair value of financial instruments classified as assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate carrying value, principally because of the short maturities of these items.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $2,068 and $2,503 for the years ended December 31, 2007 and 2006, respectively.

Office Furniture and Equipment

Office furniture is provided by the parent company as part of the expense and operational agreement explained in Note 5. Equipment is stated at cost. Depreciation is provided over estimated useful lives by use of the accelerated method. Amortization is provided over estimated useful lives by use of the Straight Line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Income Taxes

Brokers International Financial Services, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one in the first year of operations and fifteen to one thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2007 and 2006, the net capital ratio, net capital and excess net capital are as follows:

	2007	2006
Net capital ratio	1.98:1	0.41:1
Net capital	$ 75,058	$ 213,091
Excess net capital	$ 65,172	$ 202,234

3. INCOME TAXES

There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $5,634 and $2,674 to the plan in 2007 and 2006, respectively.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Brokers International, Ltd. under a five year term rental agreement starting on August 1, 2006 and ending August 1, 2011. Rent did not become payable until the first day of the month following FINRA approval of the Broker/Dealer on August 1, 2006. In consideration of the rent, the parent shall provide all utilities, insurance, maintenance and general cleaning of the building, computer network capabilities and IT support. Rent expense to Brokers International, Ltd. totaled $24,000 and $10,000 in fiscal 2007 and 2006, respectively. Future rental commitments under this lease are as follows:

2008	$24,000
2009	24,000
2010	24,000
2011	14,000
Total rent commitments	$86,000

In 2007, Brokers International (parent) charged for use of an automobile that was used by the President of Brokers International Financial Services LLC for a period of two months. This charge was included in the Rent/Lease Expense and totaled $1,208 for 2007.

The Company has an expense and operational funding agreement with its parent, Brokers International, Ltd. The parent company has agreed to provide sufficient funds to make certain that the Company's net capital requirements are met and that its aggregate indebtedness to net capital does not exceed 15:1. The agreement also states that other than signage that is specific to the Company, the parent company agrees to pay for decorating and upkeep of the leased premises including flooring, painting, remolding, furniture, etc.

The Company has an agreement for additional services with its parent, Brokers International, Ltd. The additional services included in this agreement are for a Financial Operations for 10 hours per week, Human Resource services and Lexis/Nexis research tools usage. The Financial Operations expense and Human Resource services paid to Brokers International, Ltd. totaled $24,000 and $5,400 in 2007, and $10,000 and $3,150 in 2006, respectively.

The Company had a payable at December 31, 2007 of $5,218 to Brokers International, Ltd. for temporary employee costs and 401(k) payroll payment under the agreement. The Company is unable to process American Express cards, therefore Brokers International, Ltd. processes card receipts and transfers the deposit to Company.

The Company had an agreement with Brokers International, Ltd. to review Index Annuity Business for Brokers International, Ltd. The agreement was terminated May 1, 2007. The revenue received from Brokers International, Ltd. totaled $15,900 and $6,000 in 2007 and 2006, respectively.

6. LEASE OBLIGATIONS

The Company leases various software and office equipment. Payments were made totaling approximately $11,155 and $11,466 for 2007 and 2006, respectively. The office equipment lease terminated May 2007. The software lease and maintenance commitment for 2008 is $4,700.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities
IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying financial statements of Brokers International Financial Services, LLC as of December 31, 2007 and 2006 and have issued our report thereon dated, February 25, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 25, 2008

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2007

Net Capital	
Total member's equity	$185,206
Deductions:	
Non-allowable accounts receivable	(66,335)
Prepaid expenses	(19,867)
Equipment, net of accumulated depreciation	(12,231)
Fidelity Bond Deductible over $5,000	(5,000)
Other Assets	(6,715)
	(110,148)
Net Capital	$75,058
Aggregate Indebtedness:	
Total liabilities from balance sheet	$148,218
Computation of basic net capital requirement:	
Minimum net capital required	$9,886
Excess net capital	$65,172
Ratio of aggregate indebtedness to net capital	1.98

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There was no material inadequacies found to exist or to have existed since the previous audit.

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2007 and 2006

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.